STARBOT

www.starbotusa.com
RM2450 Nanosystem Institute, Elings Hall University of California Santa Barbara,
Santa Barbara, CA 93106

Yong Wang

Founder & Chief Executive Officer
StarBot Inc.
Santa Barbara, California, USA

Professional Summary

Entrepreneur and robotics innovator with experience in artificial intelligence, robotics, hospitality, and restaurant operations. Founder and CEO of StarBot Inc., focused on developing AI-powered service robots for commercial applications. Founder of AI Robotics Alliance of America, promoting collaboration between academia and industry in artificial intelligence and robotics.

Professional Experience

Founder & Chief Executive Officer

StarBot Inc.
May 2025 – Present

- Founded an AI robotics company developing autonomous service robots.
- Leading product development, business strategy, fundraising, and strategic partnerships.
- Building AI-powered robotics solutions for restaurants, hotels, healthcare, and commercial environments.

Founder

AI Robotics Alliance of America (AIRA)
2025 – Present

- Founded a nonprofit organization promoting AI and robotics innovation.
- Organize industry conferences, educational programs, and collaborations between universities and technology companies.

Owner

Meet Up Chinese Cuisine
2019 – Present

- Own and manage a full-service restaurant in Santa Barbara, California.
- Oversee daily operations, finance, marketing, staffing, and technology integration.
- Implement AI and robotic technologies in real-world restaurant operations.

Earlier Experience

Guest Relations Officer

Royal Caribbean International

- Managed guest services aboard international cruise ships.
- Specialized in customer service, operations, and multicultural communication.

Education

Bachelor's Degree

Skills

- Artificial Intelligence
- Robotics
- Entrepreneurship
- Business Development
- Operations Management
- Strategic Partnerships
- Fundraising
- Hospitality Management